Note 1 - <u>Summary of Significant Accounting Policies</u>

DLS Capital Partners, Inc. (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(K)(2)(ii) which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all of the Company's revenues are derived from the trading of securities for its own account.

DLS Capital Partners, Inc. is owned by DLS Holdings, Inc., (the "Parent").

The Company receives Single Family Office investment advisory fees from accounts that are related to the owners of the Parent. Single Family Office investment advisory services are offered through the Company to manage their investments and provide fiduciary and other services. The Company claims an exemption from registration under the Securities and Exchange Commission's (SEC) definition of "Family Office", Rule 202(a)(11)(G)-1 of the Advisers Act of 1940. Under the Family Office Rule, a family office is a company that (1) provides investment advice only to "family clients," (2) is wholly owned by family clients and controlled (directly or indirectly) exclusively by "family members" and/or "family entities" and (3) does not hold itself out to the public as an investment adviser. The Company charges a fee for this service based on the assets under management for the family office.

Receivables from broker-dealer and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Income taxes are provided for the tax effects of transactions reported in the financial statements, and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

Property and equipment are recorded at cost. Depreciation is recorded using an accelerated method over the useful life of the assets generally three to seven years.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a trade date basis.

Securities sold, not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Note 1 - Summary of Significant Accounting Policies, continued

Securities owned and securities sold, not yet purchased are recorded at fair value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.

These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended June 30, 2016, the application of valuation techniques applied to similar assets and liabilities has been consistent. The Company's investments are deemed to be Level 2 investments under the fair value hierarchy, see Note 4.

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The inputs used to measure fair value may fall into different levels of fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls into its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2016, the Company had net capital of approximately $893,045 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .00 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Securities Owned

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis as follows:

Equity securities: Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Corporate bonds and certain obligations of government agencies or states, municipalities and political subdivisions traded in less active dealer or broker markets are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Securities owned represent trading and investment securities at fair value and at June 30, 2016 consist of the following (presented based upon classification in fair value hierarchy):

	Securities Owned			
	Level 1	Level 2	Level 3	Total
Equity Securities	$ --	$ --	$ --	$ --
Corporate Bonds	--	17,453	--	17,453
	$ --	$ 17,453	$ --	$ 17,453

	Securities Sold, Not Yet Purchased			
	Level 1	Level 2	Level 3	Total
Equity Securities	$ --	$ --	$ --	$ --
	$ --	$ --	$ --	$ --

Note 5 - Property and Equipment

Property and equipment and related accumulated depreciation are as follows.

	Cost	Accumulated Depreciation	Net
Property and equipment	$ 76,242	$ (28,993)	$ 47,249

Depreciation expense for the period ended June 30, 2016 was $6,528 and is shown in occupancy and equipment costs.

Note 6 - Concentration Risk

The Company has a substantial investment in non-investment grade, non-convertible debt securities.

Note 7 - Federal Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

The Company has a net operating loss carryforward of approximately $160,500 available to offset future taxable income and expires as follows:

Year Ended June 30,	
3034	$ 160,500
	$ 160,500

The tax benefit of $42,800 from the net operating loss carryforward of $160,500 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset June 30, 2015	Current Period Changes	Deferred Tax Asset June 30, 2016
Federal	$ 135,600	$ (92,800)	$ 42,800
Valuation allowance	(135,600)	92,800	(42,800)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 9 - Related Party Transactions

The Company pays office related expenses to the sole shareholders of the Parent on an annual basis. These related party expenses are paid on a discretionary basis. The Company also receives Single Family Office investment advisory fees from accounts that are related to the owners of the Parent. The amount of compensation received at June 30, 2016 was $410,091.